SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	October 27, 2006 at 14.40 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso sells some shareholdings in Stora Enso Arapoti to Arauco

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso and Arauco have concluded their exclusive negotiations and reached agreement for Stora Enso to sell some assets of Stora Enso Arapoti in Brazil to Arauco. Stora Enso is selling 100% of the Arapoti sawmill, 80% of the shares of the forest holding company and 20% of the shares of the coated paper mill company to Arauco. The total consideration is USD 208 million (EUR 147 million). The divestment will have no material impact on Stora Enso’s third quarter 2007 operating profit. The transactions are expected to be completed by the end of October 2007.

Stora Enso Arapoti comprises a coated paper mill company (capacity 205 000 tonnes of LWC paper per year), a sawmill (capacity 150 000 m³ per year) and a forest plantations company (30 000 hectares of plantations).

“Joint ownership of the forest holdings and paper mill will enable Stora Enso to develop co-operation with Arauco, a leading company with extensive knowledge of the region and proven business know-how in its fields. The co-operation between the two companies could eventually result in other joint projects in Latin America. Stora Enso is divesting the Arapoti sawmill and control of the forest holdings company as it is not Stora Enso’s strategy to develop sawmill operations in Latin America. The forest holdings, comprising 30 000 hectares of plantations around Arapoti, are used mainly to supply the Arapoti sawmill and the coated mechanical paper mill under long-term contract,” says Nils Grafström, President of Stora Enso Latin America.

Arauco is one of the largest forest industry companies in Latin America in terms of plantation area and yield of its plantations, and production of market kraft wood pulp, sawn timber and panels. It is organised into four strategic business areas: Forestry, Wood Pulp, Sawn Timber and Panels. Arauco has operations in Chile, Argentina, Brazil and Uruguay. The company had sales of USD 2 850 million in 2006.

Estimated financial impact on Stora Enso Group

Stora Enso’s annual sales are expected to decrease by EUR 25 million. The divestment is expected to have no material impact on the annual operating profit.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products - all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

Previous press releases regarding Stora Enso’s activities in Latin America are available at www.storaenso.com/press:

-	26 October 2006: Stora Enso initiates exclusive discussions with Arauco about joint ownership regarding Stora Enso Arapoti in Brazil

-	1 September 2006: Stora Enso finalises acquisition of Vinson Indústria de Papel Arapoti Ltda. and Vinson Empreendimentos Agricolas Ltda. in Brazil

-	22 August 2006: Stora Enso becomes the sole producer of coated mechanical paper in Latin America: The Group acquires assets from International Paper in Brazil

-	28 September 2005: Stora Enso is purchasing land in Brazil and Uruguay

-	26 September 2005: Stora Enso is purchasing land in Brazil and Uruguay

-	15 August 2005: Stora Enso’s Oulu Mill receives first shipment of Veracel pulp

-	8 May 2003: Stora Enso and Aracruz announce decision to build Veracel pulp mill

www.storaenso.com

www.storaenso.com/investors

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel